Form 603
Corporations Act 2001
Section 671B

Notice of Initial Substantial Holder

To: **Allied Gold Ltd**
ACN/ARSN:

1. Details of substantial holder (s)

Name: FMR LLC and FIL Limited (FIL)
ACN/ARSN (if applicable)

The holder became a substantial holder on 5 August 2008

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of Securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary shares	19,059,486	19,059,486	5.06%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
FMR LLC & FIL	Parent companies of a fund management group with power to exercise control over disposal of the securities	19,059,486

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Number of securities
FMR LLC & FIL	Various Custodians	FID FDS - EURO SMALLER CO POOL	12,084,686
FMR LLC & FIL	Various Custodians	FA INT EURO MID EAST ASIA SUB	1,000,000
FMR LLC & FIL	Various Custodians	FA INT EURO MID EAST ASIA SUB	5,974,800
	TOTAL	**19,059,486**	**5.06%**

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)	Class and number of securities ordinary shares
		Cash/non-cash USD	
FMR LLC & FIL	29 April 2008	0.66	13,137
FMR LLC & FIL	30 April 2008	0.63	12,244
FMR LLC & FIL	1 May 2008	0.64	29,222
FMR LLC & FIL	1 May 2008	0.64	38,300
FMR LLC & FIL	2 May 2008	0.63	8,000
FMR LLC & FIL	2 May 2008	0.63	19,767
FMR LLC & FIL	5 May 2008	0.62	9,988
FMR LLC & FIL	5 May 2008	0.62	60,147
FMR LLC & FIL	6 May 2008	0.62	8,500
FMR LLC & FIL	6 May 2008	0.61	40,076
FMR LLC & FIL	7 May 2008	0.61	10,000
FMR LLC & FIL	7 May 2008	0.61	38,496
FMR LLC & FIL	8 May 2008	0.62	6,500
FMR LLC & FIL	8 May 2008	0.61	28,500
FMR LLC & FIL	8 May 2008	0.63	461,700
FMR LLC & FIL	9 May 2008	0.63	8,792
FMR LLC & FIL	9 May 2008	0.63	53,071
FMR LLC & FIL	12 May 2008	0.63	8,000
FMR LLC & FIL	12 May 2008	0.63	12,802
FMR LLC & FIL	13 May 2008	0.63	18,735
FMR LLC & FIL	14 May 2008	0.62	8,400
FMR LLC & FIL	14 May 2008	0.62	49,707
FMR LLC & FIL	14 May 2008	0.62	50,750
FMR LLC & FIL	14 May 2008	0.62	300,293
FMR LLC & FIL	15 May 2008	0.62	35,964
FMR LLC & FIL	15 May 2008	0.62	217,269
FMR LLC & FIL	16 May 2008	0.61	28,404
FMR LLC & FIL	16 May 2008	0.61	171,596
FMR LLC & FIL	19 May 2008	0.62	21,441
FMR LLC & FIL	19 May 2008	0.62	129,532
FMR LLC & FIL	20 May 2008	0.62	36,587
FMR LLC & FIL	20 May 2008	0.62	221,027
FMR LLC & FIL	2 June 2008	0.62	100,000
FMR LLC & FIL	2 June 2008	0.64	1,500,000
FMR LLC & FIL	3 June 2008	0.65	500,000
FMR LLC & FIL	3 June 2008	0.65	756,727
FMR LLC & FIL	19 June 2008	0.57	11,283,026
FMR LLC & FIL	5 August 2008	0.28	1,000,000

FMR LLC & FIL	5 August 2008	0.29	1,878,885

Please note that the trades shown in bold in the above table are dispositions of shares.

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are all follows:

Name and ACN/ARSN (if applicable)	Nature of association
FMR LLC	FMR LLC is a Delaware limited liability company with its principal place of business at 82 Devonshire Street, Boston, Massachusetts. Fidelity Management & Research Company (FMR Co.), Fidelity Management Trust Company (FMTC) and Pyramis Global Advisors LLC (PGALLC) are wholly-owned subsidiaries of FMR LLC and under the common control of FMR LLC. Each may be considered a related body corporate and hence an 'associate' of FMR LLC, as such term is used in the Corporations Law 2001. FMR Co. is advisor to registered holders named in Section 4 and has power under its management agreements to dispose of the subject shares. FMR Co. also carries out voting under the written guidelines established by the Boards of Trustees of the Funds which are registered holders. The relevant interests of FMTC and PGALLC consist of the power to dispose of, and may also consist of the power to vote or direct the voting of, the shares of institutional accounts with which they each have management agreements.
FIL	FIL Limited (FIL), previously known as Fidelity International Limited) is a Bermuda domiciled company with a registered office at Pembroke Hall, 42 Crow Lane, Pembroke, Bermuda. FIL may vote or direct the voting of the shares of registered holders named in Section 4 under written guidelines established by the Board of Directors of FIL. FIL and its subsidiary management companies such as Fidelity Investments International (FII) and Fidelity Pensions Management (FPM) have power to dispose of shares of funds of registered holders named in Section 4 and/or of institutional accounts with which the companies have management agreements. FII and FPM are wholly-owned subsidiary of FIL and hence 'associates' of FIL as such term is used in the Corporations Law 2001.

7. Addresses

The addresses of the persons named in this form are as follows:

Name	Address
FMR LLC	82 Devonshire Street, Boston, MA 02109
FIL	PO Box HM 670, Hamilton HMCX, Bermuda

Sign Here ______________________________
Dated: 6 August 2008

Ryo Sato
Assistant Manager, Regulatory Reporting

Duly authorized under Powers of Attorney dated 2 June by Scott Goebel by and on behalf of FMR LLC and its direct and indirect subsidiaries, and FIL Limited and its direct and indirect subsidiaries.